UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

January 23, 2025

Messrs.

Superintendencia del Mercado de Valores

Dear Sirs:

In accordance with the provisions of the Regulations on Material and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby inform you:

That the Board of Directors of Compañía de Minas Buenaventura S.A.A. (the “Company”), in its meeting held today, and pursuant to the delegation of powers approved by the General Shareholders’ Meeting of the Company held on December 4, 2024, has unanimously approved:

(i)	That the Company issue bonds for a maximum amount of up to US$650,000,000.00 under Rule 144A and Regulation S of the U.S. Securities Act of 1933, to be placed in the international market and listed on the Official List of the Singapore Stock Exchange; certain general conditions of the bonds; and the engagement of various banks and other institutions to act in different roles in the bond issuance and placement process; and the granting of powers to Company officers to establish, approve, and/or modify the terms, conditions, or characteristics of the bonds and the documents, forms, contracts, statements, certificates, and prospectuses required for the issuance, including, among others, the rate, term, price, and amount of the issuance, maturity date, and any other feature or condition of the offering, issuance, and placement of the bonds. Furthermore, Company officers are authorized to adopt any additional complementary agreements, carry out all necessary and/or appropriate procedures and negotiations to implement the adopted resolutions, and sign, on behalf of and representing the Company, all public and/or private documents necessary or appropriate for the aforementioned purposes.

(ii)	That the Company make a private offer to repurchase all of the Company’s outstanding debt instruments denominated as “5.500% Senior Notes due 2026” (the “Existing Bonds”) (the “Repurchase Offer”); the purchase of the Existing Bonds in accordance with the terms and conditions of the Repurchase Offer; and the granting of powers to Company officers to establish, approve, and/or modify the terms, conditions, or characteristics of the Repurchase Offer, as well as the documents, forms, contracts, and certificates related to the Repurchase Offer, including, without limitation, any feature or condition of the Repurchase Offer, and to delist the Existing Bonds.

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 23, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer